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19006385

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MAR 01 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51706

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Equity Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26800 Aliso Viejo Parkway, Suite 150
(No. and Street)

Aliso Viejo	California	92656
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carin R. Amaradio

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee CPA, A Professional Accountancy Corp.
(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd., Ste 150	Woodland Hills	CA	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Carin R. Amaradio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Equity Group, as of December 31, 20 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO, President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

SUSAN C. ALBERT
COMM...2184267
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. March 22, 2021

State of CALIFORNIA
County of ORANGE
Subscribed and sworn to (or affirmed) before me on this 20 day of FEBRUARY, 2019 by CARIN R. AMARADIO proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367• (818) 657-0288• FAX (818) 657-0299• (818) 312-3283

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Securities Equity Group

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Securities Equity Group (the "Company") as of December 31, 2018, the related statement of operations, changes in stockholder's equity and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Securities Equity Group management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Dave Banerjee

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2018.
Woodland Hills, California
February 22, 2019

Securities Equity Group
Statement of Financial Condition
December 31, 2018

Assets

Cash And Cash Equivalents	$	44,907
Deposit At Clearing Firm		50,000
Commissions Receivable		92,979
Receivable From Related Party		14,870
Investments, At Fair Market Value		257,164
Prepaid Expenses		20,844
Deposits		4,754
Total assets	$	485,518

Liabilities and Stockholders' Equity

Liabilities		
Commission Payable	$	17,514
Payable To Clearing Firm		15,211
Total liabilities		32,725
Commitments and contingencies		
Stockholders' equity		
Common Stocks, no par value, 1,000,000 shares authorized, 60,000 shares issued and outstanding.		60,000
Additional Paid-In Capital		108,400
Retained Earnings		284,393
Total stockholders' Equity		452,793
Total Liabilities And Stockholders' Equity	$	485,518

The accompanying notes are an integral part of these financial statements.

Securities Equity Group
Statement of Operations
For The Year End December 31, 2018

Revenues	
Commissions	$ 478,856
Fee based income	7,168
Interest and other income	8,423
Net investment gains (losses)	9,866
Total revenues	504,313
Expenses	
Commissions	278,685
Expense sharing fee	60,000
Licensing and registration	24,482
Insurance	54,536
Other operating expenses	88,231
Total expenses	505,934
Net income (loss) before income tax provision	(1,621)
Income tax provision	800
Net income (loss)	$ (2,421)

The accompanying notes are an integral part of these financial statements.

Securities Equity Group
Statement of Changes in Stockholders' Equity
For The Year End December 31, 2018

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2017	$ 60,000	$ 108,400	$ 286,814	$ 455,214
Net income (loss)	-	-	(2,421)	(2,421)
Balance at December 31, 2018	$ 60,000	$ 108,400	$ 284,393	$ 452,793

The accompanying notes are an integral part of these financial statements.

Securities Equity Group
Statement of Cash Flows
December 31, 2018

Cash flow from operating activities:		
Net Income (loss)		$ (2,421)
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:		
(Increase) decrease in :		
Commissions receivable	(77,370)	
Receivable from related party	(1,911)	
Investments, at fair market value	60,214	
Prepaid expenses	557	
Deposits	(600)	
(Decrease) increase in :		
Commission payable	831	
Payable to clearing firm	11,850	
Total adjustments		(6,429)
Net cash provided by (used in) operating activities		(8,850)
Net cash and cash equivalents provided by (used in) investing activities		-
Net cash and cash equivalents provided by (used in) financing activities		-
Net increase (decrease) in cash and cash equivalents		(8,850)
Cash and cash equivalents at December 31, 2017		53,757
Cash and cash equivalents at December 31, 2018		$ 44,907

Cash paid during the year for:	
Interest	$ 429
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

Securities Equity Group
Notes to Financial Statements
December 31, 2018

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Securities Equity Group (the "Company"), was incorporated in the State of California on March 25, 1997 under the name Select Securities Group, Inc. On March 29, 1999, the Company amended its name to Securities Equity Group. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934.The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company is affiliated through commonownership to Select Portfolio Management, Inc. ("SPM") and Select Money Management, Inc. ("SMM").

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts businesson a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserverequirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Commissions receivable represent commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

All investment in securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement, as described in Note 7. Net realized gains or losses from the sale of these securities are computed based on specific identification of historical cost. Net unrealized gains or losses arises from changes in the fair value of these securities during the period is included in income.

Securiries transactions are recorded on a trade date basis with related commission income and expense are also recorded on a trade date basis.

With the consent of its shareholder, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholder is individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements.The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5%overthe minimum franchise fee of $800

The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through the issuance of their financial statements (See Note 10).

NOTE 2: DEPOSIT AT CLEARING FIRM

The Company has a brokerage agreement with National Financial Services Corporation ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cashbalances which serve ascollateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchasedon margin, Interest is earned monthly on these cash deposits at the average overnight repurchaserate. The balance at December 31, 2018 was $50,000.

NOTE 3: COMMISSIONS RECEIVABLE

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to its clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2018, the receivable from clearing organization of $92,979 are pursuant to these clearing agreements.

NOTE 4: INVESTMENTS, AT FAIR MARKET VALUE

Investments, at fair market value consist of equities, fixed income and money markets. As discussed in Note 1, investments held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At December 31, 2018, these securities are carried at their fair market value of $257,164. The accounting for the mark-to-market on proprietary account is included in the Statementof Income asnet investment gains of $9,866.

NOTE 5: INCOME TAXES

As.discussed in Note 1, the Company has elected the S Corporate tax status; therefore, no federal income tax provision is included in these financial statements. The tax provision reported is the California minimum franchise tax of $800.

Securities Equity Group
Notes to Financial Statements
December 31, 2018

NOTE 6: RELATED-PARTY TRANSACTIONS

The Company has entered into a written expense sharing agreement ("Agreement") with SPM,Inc. whereby the Company reimburses SPM, Inc. for various businessexpensesin the ordinary course of business. As outlined in the Agreement, these expenses include administrative salariesand related employee expenses, general office expensesand rent. For the year ending December 31, 2018, the Company recognized $60,000 of managementfee expenses to SPM, Inc. on the Statement of Operations.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 7: FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a frame work for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

NOTE 7: FAIR VALUE MEASUREMENTS (Continued)

The following tables presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

Assets	Level 1	Level 2	Level 3	Total
Investments, at fair market value	$ 257,164	$ -	$ -	$ 257,164
TOTALS	$ 257,164	$ -	$ -	$ 257,164

NOTE 8: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2018 or during the year then ended.

NOTE 9: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 10: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 11: RECENTLY ISSUED ACCOUNTING STANDARDS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The new standard is in effect for fiscal years beginning July 1, 2018, and interim periods therein, using the modified retrospective method. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

NOTE 12: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2018, the Company had net capital of $348,280 which was $298,280 in excess of its required net capital of $50,000; and the Company's ratio of aggregate indebtedness of $32,725 to net capital was 0.09 to 1.

Securities Equity Group
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2018

Computation of net capital		
Common Stock	$ 60,000	
Additional paid-in capital	108,400	
Retained Earnings	284,393	
Total stockholders' Equity		$ 452,793
Less: Non-allowable assets		
Account receivable, net	(14,870)	
Prepaid, others	(20,844)	
Other assets	(4,754)	
Total non-allowable assets		(40,468)
Net capital before haircuts		412,325
Less: Haircuts and undue concentration	(64,045)	
Total haircuts and undue concentration		(64,045)
Net Capital		348,280
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 2,182	
Minimum dollar net capital required	$ 50,000	
Net capital required (greater of above)		50,000
Excess net capital		$ 298,280
Aggregate indebtedness		$ 32,725
Ratio of aggregate indebtedness to net capital		0.09 : 1

There was no material difference between net capital computation showned here and the net capital computation shown on the Company's unaudited Form X-17A-5 reported dated December 31, 2018 as amended.

See independent auditor's report

Securities Equity Group

Schedule II and III - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

as of December 31, 2018

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367• (818) 657-0283• FAX (818) 657-0299• (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Carin R. Amaradio, CEO
Securities Equity Group

We have reviewed management's statements, included in the accompanying Securities Equity Group Exemption Report in which (1) Securities Equity Group, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Securities Equity Group claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Company, stated that Securities Equity Group met the identified exemption provision throughout the most recent fiscal year of 2018, without exception. Securities Equity Group's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2018.
Woodland Hills, California
February 22, 2019

SECURITIES EQUITY GROUP
Member FINRA & SIPC

Assertions Regarding Exemption Provisions

We, as members of management of Securities Equity Group ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934, Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3,Paragraph(k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2018 through December 31,2018.

Securities Equity Group

By:

Carin R. Amaradio, C.E.O

Date:

26800 Aliso Viejo Parkway • Suite 150 • Aliso Viejo, CA 92656 • Toll Free: 800.445.9822 • Tel: 949.975.7900 • Fax: 949.900.8181

DAVE BANERJEE, CPA
An Accountancy Corporation - Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the shareholder of Securities Equity Group

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Securities Equity Group (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee CPA, an Accountancy Corp.
Woodland Hills, CA
February 22, 2018

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******2779********************MIXED AADC 220
51706 FINRA DEC
SECURITIES EQUITY GROUP
26800 ALISO VIEJO PKWY STE 160
ALISO VIEJO, CA 92656-2682

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 181 -
   B. Less payment made with SIPC-6 filed (exclude interest) (113 -)
   July 30, 2018
   Date Paid
   C. Less prior overpayment applied (—)
   D. Assessment balance due or (overpayment) 68 -
   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum —
   F. Total assessment balance and interest due (or overpayment carried forward) $ 68 -
   G. PAYMENT: √ the box
   Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
   Total (must be same as F above) $____________
   H. Overpayment carried forward $(____________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Securities Equity Group
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Secretary
(Title)

Dated the 14 day of February, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 504,193

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 366,392

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 17,178 total 4th qtr

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 383,570

2d. SIPC Net Operating Revenues $ 120,623

2e. General Assessment @ .0015 $ 181

(to page 1, line 2.A.)